UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

K12 Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48273U102

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS Mollusk Holdings, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,928,863	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,928,863	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,863		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (1)		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

(1) Based on 28,822,198 shares of the issuer's Common Stock outstanding as of December 31, 2008, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed on February 9, 2009.

1.	NAMES OF REPORTING PERSONS Cephalopod Corporation		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,928,863 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,928,863 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,863 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)		
12.	TYPE OF REPORTING PERSON CO		

(1) Consists of 1,928,863 outstanding shares of Common Stock held by the reporting person as of December 31, 2008, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 28,822,198 shares of the issuer's Common Stock outstanding as of December 31, 2008, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed on February 9, 2009.

1.	NAMES OF REPORTING PERSONS Lawrence Investments, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		**(a)** ☐ **(b)** ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,928,863 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,928,863 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,863 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

(1) Consists of 1,928,863 outstanding shares of Common Stock held by the reporting person as of December 31, 2008, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 28,822,198 shares of the issuer's Common Stock outstanding as of December 31, 2008, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed on February 9, 2009.

1.	NAMES OF REPORTING PERSONS Lawrence J. Ellison		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,928,863 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,928,863 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,863 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)		
12.	TYPE OF REPORTING PERSON IN		

(1) Consists of 1,928,863 outstanding shares of Common Stock held by the reporting person as of December 31, 2008, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 28,822,198 shares of the issuer's Common Stock outstanding as of December 31, 2008, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed on February 9, 2009.

Item 1.

    (a)   **Name of Issuer:**

    K12 Inc.

    (b)   **Address of Issuer's Principal Executive Offices:**

    2300 Corporate Park Drive
    Herndon, VA 20171

Item 2.

    (a)   **Name of Person Filing:**

This statement is being filed jointly by: (1) Mollusk Holdings, LLC, a California limited liability company ("Mollusk"); (2) Cephalopod Corporation, a California corporation ("Cephalopod"); (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"); and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation. Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the "Reporting Persons." This Schedule 13G relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.

    (b)   **Address of Principal Business Office or, if None, Residence:**

The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA 94065. The address and principal place of business of Mollusk, Cephalopod, and Lawrence Investments is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

    (c)   **Citizenship:**

    Lawrence J. Ellison is a citizen of the United States of America. Each of the other
    Reporting Persons is an entity organized under the laws of California.

    (d)   **Title of Class of Securities:**

    Common Stock, par value $0.0001 per share.

    (e)   **CUSIP Number:**

    48273U102

Item 3. **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4. **Ownership.**

(a) Amount beneficially owned:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison:

1,928,863 (1)(2)

(b) Percent of class:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 6.7% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 1,928,863 (1)(2)

(ii) Shared power to vote or to direct the vote:

n/a

      (iii)   Sole power to dispose or to direct the disposition of:

               Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 1,928,863 (1)(2)

      (iv)   shared power to dispose or to direct the disposition of:

               n/a

(1) Of the total amount of shares shown, 1,928,863 outstanding shares of the Issuer's Common Stock are held directly by Mollusk.

(2) Cephalopod and Lawrence Investments together control Mollusk, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Mollusk. Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.

(3) Calculations are based on 28,822,198 shares of the issuer's Common Stock outstanding as of December 31, 2008, as reported in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed on February 9, 2009.

Item 5.   **Ownership of Five Percent or Less of a Class.**

Not applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.**

Not applicable.

Item 8.   **Identification and Classification of Members of the Group.**

See Exhibit 99.1.

Item 9.   **Notice of Dissolution of Group.**

Not applicable.

Item 10.   **Certification.**

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

Mollusk Holdings, LLC

By: Cephalopod Corporation, Member

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Cephalopod Corporation

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence Investments, LLC

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: Member

Lawrence J. Ellison

 /s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

EXHIBIT 99.2

EXHIBITS

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to K12 Inc. on February 14, 2008).

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to Leapfrog Enterprises, Inc. on February 14, 2006).